Exhibit (h)(3)

FEE WAIVER AGREEMENT

AGREEMENT, made as of this 16th day of April, 2014, between the Carlyle Select Trust (the “Trust”), on behalf of its series listed on Appendix A hereto (each, a “Fund”), and Carlyle GMS Investment Management L.L.C. (the “Manager”).

WHEREAS, the parties have entered into a separate Investment Management Agreement with respect to each Fund dated as of April 16, 2014 (the “Management Agreements”); and

WHEREAS, the Manager desires to reduce the investment management fees charged to the Funds described in the Management Agreements, waive other fees it is entitled to receive from the Funds and/or reimburse certain operating expenses for the Funds to keep net expenses at specified levels as set forth in Appendix A.

NOW, THEREFORE, in consideration of the premises and mutual covenants herein contained, the Trust and the Manager agree as follows:

1. With respect to each Fund, for the period commencing as of the date of this Agreement through the date set forth in Schedule A hereto with respect to the Funds, the Manager agrees to waive fees payable to the Manager pursuant to the Management Agreements and the Shareholder Services Agreement and/or reimburse other operating expenses for the Funds in an amount sufficient to keep the total annual operating expenses of each Fund, inclusive of the operating expenses of each Fund’s wholly-owned subsidiary organized under the laws of the Cayman Islands (exclusive of acquired fund fees and expenses, dividend expenses related to short sales, interest, taxes, expenses related to litigation and potential litigation, and extraordinary expenses) for each class of shares of the Funds at the percentages of average daily net assets set forth in Appendix A (“Maximum Permitted Rate”).

2. The Trust, in turn, agrees that, subject to the limitations set forth in this paragraph, it will repay the fee waiver/expense reimbursement to the Manager. Each such repayment shall be made only out of the assets of the Fund for which the applicable fee waiver/expense reimbursement was made. Repayments with respect to a Fund must be limited to amounts that do not cause the aggregate operating expenses of the Fund attributable to a share class during a year in which such repayment is made to exceed the applicable Maximum Permitted Rate. A repayment shall be payable only to the extent it can be made during the thirty six months following the applicable period during which the Manager waived fees or reimbursed the applicable Fund for its operating expenses under this Agreement. The Trust agrees to furnish or otherwise make available to the Manager such copies of its financial statements, reports, and other information relating its business and affairs as the Manager may, at any time or from time to time, reasonably request in connection with this Agreement.

3. The Manager understands and intends that the Funds will rely on this agreement in preparing and filing its registration statements on Form N-1A and in accruing the expenses of the Funds for purposes of calculating net asset value and otherwise, and expressly permits the Funds to do so.

4. The Manager understands that it shall look only to the assets of the relevant Fund for performance of this Agreement and for payment of any claim the Manager may have hereunder, and neither any other series of the Trust, nor any of the Trust’s trustees, officers, employees, agents, or shareholders, whether past present or future, shall be personally liable therefore.

5. This Agreement shall be governed by applicable federal laws, rules and regulations and the laws of the State of Delaware without regard to the conflicts of law provisions thereof; provided, however that nothing herein shall be construed as being inconsistent with the 1940 Act, the Advisers Act or other applicable federal law. Where the effect of a requirement of the 1940 Act, Advisers Act or other applicable federal law reflected in any provision of this Agreement is altered by a new or changed rule, regulation or order of the SEC, whether of special or general application, such provision shall be deemed to incorporate the effect of such rule, regulation or order. Any amendment to this Agreement shall be in writing signed by the parties hereto.

6. This Agreement shall run through August 31, 2015 and may be (i) extended if such extension is proposed by the Manager or (ii) terminated by the Trust, in each case subject to approval by the Board of Trustees of the Trust, including a majority of the Trustees of the Trust who are not “interested persons” of the Trust within the meaning of Section 2(a)(19) of the Investment Company Act of 1940, as amended.

IN WITNESS WHEREOF, the parties hereto have caused this instrument to be executed by their officers designated below as of the day and year first written above.

CARLYLE SELECT TRUST		CARLYLE GMS INVESTMENT MANAGEMENT L.L.C.

By:	/s/ Michael J. Petrick	By:	/s/ Orit Mizrachi
Name:	Michael J. Petrick	Name:	Orit Mizrachi
Title:	President and Chief Executive Officer	Title:	Officer

APPENDIX A

FUNDS AND EXPENSE CAPS

Name of Fund	Class	Expense Cap	Date
Carlyle Enhanced Commodity Real Return Fund	N	1.45%	August 31, 2015
Carlyle Enhanced Commodity Real Return Fund	I	1.20%	August 31, 2015
Carlyle Core Allocation Fund	N	1.30%	August 31, 2015
Carlyle Core Allocation Fund	I	1.05%	August 31, 2015

A-1